UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DUCOMMUN INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	001-08174	95-0693330
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 Sandpointe Avenue, Suite 700, Santa Ana, California		92707-5759
(Address of principal executive offices)		(Zip Code)

Douglas L. Groves – VP, Chief Financial Officer and Treasurer – (657) 335-3665

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

Ducommun Incorporated (the “Company”) has filed a Conflict Minerals Report for the year ended December 31, 2017 (the “Report”) as Exhibit 1.01 to this Form SD. The Report is publicly available at http://phx.corporate-ir.net/phoenix.zhtml?c=70735&p=irol-sec.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01	–	Ducommun Incorporated Conflict Minerals Report for the Year Ended December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2018	DUCOMMUN INCORPORATED (Registrant)

	By:	/s/ Douglas L. Groves
Douglas L. Groves Vice President, Chief Financial Officer and Treasurer